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                                                                     Exhibit 1

                            COIN BILL VALIDATOR, INC
                                  [Letterhead]

                                                                    May 24, 1996


Mr. Stephen Katz
20 East Sunrise Highway
Valley Stream, NY 11581

Dear Mr. Katz:

Coin Bill Validator, Inc., a New York corporation (the "Company") is hereby offering you employment as Chief Executive Officer and you are also becoming Vice Chairman of the Board of Directors of the Company.

Resolutions duly adopted by the Company electing you to the Board of Directors and appointing you Vice Chairman of the Board and Chief Executive Officer are annexed hereto.

The Company shall hereafter use its best efforts to promptly cause such action to be taken as is required to increase the size of the entire board of directors from six to nine and to elect to each new directorship a person designated by you, provided that such person is reasonably acceptable to the Company. You shall furnish to the board of directors reasonably detailed biographical information (including the information that would be required to be disclosed pursuant to Regulation S-K under the Securities Act of 1933) about each person designate so to be elected to the board. The Company shall use its best efforts to promptly cause the board of directors to elect each person so designated by you as a director of the Company, unless the board determines in good faith that such person is ineligible or unsuitable for such office, in which case, the board shall within two business days of the date of such determination provide you written notice of such determination setting forth in reasonable detail the basis for the ineligibility or unsuitability of such person to serve as a director. If any person so designated by you is not elected to be a director of the Company based on such a determination, you shall have the right to designate another person in lieu of the first person so designated until three persons designated until three persons designated by you are elected as directors of the Company.



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Stephen Katz (Cont'd)


As an executive employee of the Company you shall be paid a salary at the rate of $150,000 per year (less all required withholdings and other deductions), payable in accordance with the Company's normal payroll practices. You will herefore be eligible for all other associated fringe benefits. You agree that you will devote such time (which need not be your full time) as is necessary to carry out your duties as CEO in the establishment of Strategic Planning as it related to business growth and operations.

Traditional terms of employment agreements will apply to such things as expenses; basis of termination; nondisclosure; non-competition; successors; amendment; New York State Law being applicable; serviceability of covenants; and remedies will apply. Specific copy regarding those issues will be provided to you by the Company's President for approval in the near future. Until such time as otherwise agreed to the period of employment is year-to-year or as the board deems appropriate and nothing herein should limit in any way the Company's right to terminate employment at any time.

In connection with your employment services as of March 19, 1996 and future continuing services of employment an option for a period of five years, to purchase (a) under our 1994 Stock Option Plan 100,000 shares of the Common Stock of the Company at $6.00 (which is equal to the fair market value of the Common Stock as of March 19, 1996) and (b) subject to the approval of Shareholders of the Company of the 1996 Stock Option Plan, 100,000 shares of the Common Stock of the Company at $6.60 (which is equal to 110% of the fair market value of the Common Stock, as of March 19, 1996. Such options shall vest at the rate of 33 1/3% per year beginning one year after the date of employment (i.e., beginning one year after the date of your employment you may exercise up to 33 1/3% of your options, beginning two years after the date of your employment you may exercise up to 66 2/3% of your options, etc.) All options will be incentive stock options to the maximum extent permissible by law and to the extent not so permissible shall be non-qualified stock options and shall have such other terms as will be set forth in the option agreements between yourself and the Company, which will be executed on an immediate basis.




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Stephen Katz (Cont'd)

As part of this agreement, I as President/CEO agree to relinquish my office of CEO to you, effective upon your acceptance of same. My office of President will then also encompass full control of the day-to-day operations of the companies business as the Chief Operating Officer. Resolutions attached hereto duly reflect same.

                                              Sincerely and Respectfully,


                                              /s/   William H. Wood
                                              ------------------------------
                                              William H. (Bill) Wood
                                              President/CEO

Agreed to and Accepted by:

/s/  Stephen Katz
- - ------------------------------
Stephen Katz


May 24, 1996
- - ------------------------------
Date of Approval


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